

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2023

Jessica Billingsley
Chief Executive Officer
Akerna Corp.
1550 Larimer Street #246
Denver, Colorado 80202

> **Re: Akerna Corp.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-4**
> **Filed July 5, 2023**
> **File No. 333-271857**

Dear Jessica Billingsley:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 20, 2023 letter.

Amendment No. 1 to Form S-4 filed July 5, 2023

Prospectus Summary, page 1

1. Refer to your response to comment 4. We restate the comment in part to request disclosure in the prospectus summary section highlighting the auditor's explanatory paragraph regarding Gryphon's ability to continue as a going concern.

Risk Factors, page 24

2. We note your response to comment 13 states that as of March 31, 2023, Gryphon has one material outstanding financing agreement for approximately $13.2 million and the note is collateralized by 7,200 Bitcoin mining machines. Your response also states that "[a]s the

note is denominated in Bitcoin, Gryphon does not believe that the current crypto asset market disruption has any direct or indirect impact on the value of Bitcoin used as collateral." Please further supplement your response to address any material financing, liquidity, or other risks that Gryphon faces due to the depreciation potential for such mining machines in light of the current crypto asset market disruption and revise your disclosure as appropriate.

Litigation relating to the Merger could require Akerna or Gryphon to incur significant costs..., page 28

3.   We note your added disclosure on page 188 that in May 2023, Akerna and all its directors were named in two derivative lawsuits (McCaffrey v. Akerna et al. and Caller v. Akerna et al.) filed in the U.S. District Court for the District of Colorado regarding the pending transactions with Gryphon and MJ Acquisition and that the lawsuits seek injunctive relief, among others. Please revise this risk factor to add a cross-reference to such disclosure or advise.

The Transactions
Certain Projected Financial Information
Gryphon's Financial Projections, page 101

4.   In the second paragraph of this section you state, "Gryphon does not warrant the accuracy, reliability, appropriateness or completeness of the financial projections to anyone." While you may include qualifying language with respect to such projections, it is inappropriate to disclaim responsibility for this information. Please revise to eliminate this disclaimer.

5.   We note the language in the second paragraph of this section that Gryphon's financial projections "should not be looked upon as 'guidance' of any sort" and cautioning investors not to rely on such projections in making a decision regarding the transaction. These statements unduly limit an investor's reliance on the proxy statement disclosures. Please remove or revise.

Gryphon's Business
Introduction to Bitcoin, the Bitcoin Network and Bitcoin Mining, page 215

6.   We note your revised disclosure in response to comment 29 that "Gryphon aims to mitigate the impacts of halving by maintaining a breakeven profitability floor far below the network average. To do so, Gryphon has developed and implemented a curtailment agreement with its hosting partners to maximize the marginal profitability of its machines." Please revise to provide further detail regarding such curtailment agreement, including its development, implementation and role in Gryphon's current operations, and any measurable changes in efficiency, profitability or any other relevant metrics that may drive Gryphon's results of operations. Also please discuss the impact of such curtailment on Gryphon's overall mining ability, and whether it has, or is expected to, materially reduce its hashpower.

BitGo Custodial Services Agreement, page 218

7.   Please tell us how you considered filing the BitGo Custodial Services Agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

8.   We note your disclosure in the penultimate paragraph on page 218 that "[f]or firms that have the capability and need to manage the private key within their infrastructure, BitGo provides an Express Server that can be deployed in 'signer mode' and can be used to send in half signed transactions." Please expand your disclosure to briefly explain how BitGo's Express Server operates, including how it can be deployed in "signer mode" and used to send in "half signed transactions." Also please clearly explain the meanings of these terms so that a reader without specialized industry knowledge can understand them.

9.   We note your response and revised disclosure in response to comment 34 and reissue in part. Please revise your disclosure to address the following points:
   • Clarify your custody procedures and arrangements, including the material terms of any related agreements. In particular, please further revise to disclose:
       ◦ Whether any persons (e.g., auditors, etc.) are responsible for verifying the existence of the crypto assets held by the third-party custodian(s); and
       ◦ Whether you or any insurance providers have inspection rights associated with the crypto assets held in storage.
   • Clarify what portion of your Bitcoin or other crypto assets are held in hot wallets and cold wallets, respectively. In this regard, we note your added disclosures on page 59 that "[w]e safeguard and keep private the private keys relating to our digital assets by relying on BitGo Trust's...100% cold storage custody solution..." and on page 218 that "[w]e only sign transactions that have been authorized by our clients and follow the policies set by the account administrators. For hot wallets, clients manage 2 of 3 keys, (user and backup key)." Please revise clarify your disclosure in this regard, including the extent to which you use any hot wallet services provided by BitGo, and to whom the term "clients" is meant to reference in your disclosure on page 218.

10.   As a related matter, your response to comment 34 also states that Gryphon uses no third party custodians or custody services other than BitGo Trust. However, your disclosure on page 58 continues to state that "Gryphon expects to hold all of its bitcoin in a combination of insured institutional custody services and multisignature cold storage wallets . . . Gryphon utilizes hot wallets on exchanges to liquidate daily mining rewards." Please revise to reconcile or clarify your disclosure.

Operational Strategy , page 221

11.   We note your response and revised disclosure in response to comment 30 and we partially reissue the comment. Please further revise to disclose:
   • how the Foundry USA Pool holds Gryphon's proportion of mining rewards prior to transferring the same to Gryphon's designated crypto asset wallet; and
   • the risks associated with transferring crypto assets.

12.   Refer to comment 31, your response and your revised disclosure. Please further revise to disclose, as you state in your response letter, that Gryphon typically converts its mined bitcoin into fiat currency within a 24 hour time frame of receipt in order to pay for operating expenditures.

Gryphon Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Overview, page 225

13.   We note your disclosure on pages 225 - 226 in response to comment 35. Please substantially revise to explain in greater detail your breakeven analysis. In particular, please revise to compare the value of one mined Bitcoin to your cost to mine the one Bitcoin. Your analysis should identify and explain the inputs used in your calculation and the key assumptions that you have utilized in preparing it. Also please revise to explain the column headings for the table on page 226 (e.g., "MSA BTC Equiv" and "Total BTC Equiv") and what the data presented indicates, including whether, and if so, how, the data corresponds to your breakeven analysis.

Gryphon Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations For the Three Months Ended March 31, 2023 Compared to Three Months Ended March 31, 2022, page 232

14.   We note your response to prior comment 39. Please revise your next amendment to discuss the primary components of the changes in MD&A categories first, and secondary components subsequently in your narrative discussion. For example, you had Other Expense of ($5,222,000) in the 3 months ended March 31, 2023, yet you discussed unrealized and realized gains first in your discussion of the changes in the line item from period-to-period. The primary component of the Other Expense in the 3 months ended March 31, 2023 was the loss of ($8,189,000) for the change in the fair value of notes payable and should be discussed first in your MD&A discussion.

Accounts Receivable, page F-76

15.   We note your response to prior comment 44. In your response you state that amounts in the BitGo wallet are not considered cash and cash equivalents, which indicates the potential for counterparty credit risk. Please revise your disclosure to explicitly disclose your consideration of credit risk and whether an allowance was deemed necessary in the periods presented.

Gryphon Digital Mining, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021
Note 1 - Organization and Summary of Significant Accounting Policies
Digital Assets, page F-77

16.   We note your response to prior comment 46. We further note your disclosure on page 214 that your, *"revenue model is to mine and hold bitcoin, and then sell only the bitcoin that is necessary to pay its operating expenses."* For Bitcoin received from mining, please tell us how long you are holding the Bitcoin. Please be specific and reference your average holding period in the periods presented.

Revenue Recognition, page F-78

17.   We note your response to prior comment 53. Your analysis of principal versus agent considerations under ASC 606-10-55-36 through 55-40 appears generally related to your participation in mining pools. You provide management services to the Sphere 3D's blockchain and cryptocurrency-related operations, which may include the ability to direct the use of the Sphere 3D's mining operations. Please provide your analysis of principal versus agent considerations under ASC 606 as specifically related to the Sphere 3D MSA.

Note 10 - Stockholders' Equity, page F-92

18.   We note your response to prior comment 56. Please revise your disclosure in your next amendment to address the following:
   •   While tabular presentation of issuances of stock is not technically required by ASC 718, inclusion would improve readability to users of your financial statements. Please include a tabular presentation for the years ended December 31, 2022 and 2021, similar to the table included on page F-123 for the three months ended March 31, 2023 and 2022;
   •   Ensure that compensation expense include in the tables reconciles to the Statements of Operations. For example, compensation expense of $225,000 was included in the table on page F-123 for the three months ended 3/31/23, but stock-based compensation is ($1,152,000) in the Statements of Operations on page F-103. Similarly, compensation expense of $1,536,000 was included in the table on page F-123 for the three months ended 3/31/22, but stock-based compensation is $2,631,000 in the Statements of Operations on page F-103; and
   •   Revise your disclosure of each issuance of stock compensation to discuss your method of estimating the fair value of the issuance granted during the period, similar to the information included in your response. Refer to ASC 718-10-50-1.c.

Notes to Unaudited Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2023 and 2022
Note 1 - Organization and Summary of Significant Accounting Policies
Revenue Recognition, page F-110

19. We note your response to prior comment 52. Your disclosure that fair value is determined *"on the date the Company is notified of the consideration to be received, which is not materially different from the fair value at the time the Company has earned the award from the pools"* is still included on pages 239, F-79 and F-111. Therefore, we repeat bullet point 1 from prior comment 52:
  - Reconcile for us the difference in timing of the above scenarios, and tell us how much time passes between when you have earned the award and when you receive notification.

20. Refer to the third bullet in prior comment 52. Describe for us your policies to determine that the difference in trading price between BTC and fiat currency at the lowest value in a trading day compared to a "closing price" at a consistent time of day would not be material to your financial statements.

Note 2 - Digital Assets, page F-114

21. We note your response to priorcomment 54. In your response, you indicated that you would revise your disclosure to state that the rollforward relates explicitly to Bitcoin transactions in 2022 and 2023. Please make this revision in your next amendment, and disclose, if true, that all digital asset activity and ending balances consist only of Bitcoin in 2022 and 2023.

22. We note your response to prior comments 45 and 47. Please tell us, and revise your next amendment, to address the following:
  - How the lowest daily trading price on Yahoo Finance is indicative of a "closing price" given the daily fluctuation in BTC to USD trading prices;
  - How basing your fair value determination on the lowest daily trading price rather than the price at a consistent time would result in comparable reporting results across periods; and
  - Your consideration of ASC 820-10-35-5A in determining that Yahoo Finance represented the principal market for BTC. In this regard, we note your disclosure on page 222 that you convert mined Bitcoin into fiat currency through BitGo Prime.

Note 7 - Notes Payable, page F-116

23. We note your response to prior comment 55. Please provide your analysis of the BTC note supporting your recognition of the borrowed Bitcoin as an asset, including your rights to the borrowed BTC and any restrictions on its use. We also note your disclosure on page F-117 that as part of your March 29, 2023 amendment to the note, you agreed *"not to convey, sell, lease, transfer, assign, or otherwise dispose of any of the Company's*

  digital assets outside of the ordinary course of business." In your analysis, explain to us what restrictions, if any, this agreement places on your intended use of the borrowed Bitcoin.

General

24. Please define at the place of first usage all acronyms, abbreviations or industry terms, such as "NIST," "CCSS," "CIS," "FFIEC," "SOC 1 & SOC 2 (Type 2)" and "HSMs" on page 218, and clearly explain their meanings so that a reader without specialized industry knowledge can understand them.

 You may contact Rolf Sundwall at (202) 551-3105 or David Irving at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at (202) 551-3448 or David Lin at (202) 551-3552 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Crypto Assets

cc: Jason Brenkert